(As filed October 13, 1999)

                                                              File No. ____

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                           INFRATIL AUSTRALIA LIMITED
                             Level 25, Eagle Street
                                Waterfront Place
                                  GPO Box 1242
                                Brisbane QLD 4001
                                    Australia

                           SOUTHERN HYDRO PARTNERSHIP
                          Level 13, 500 Collins Street
                               Melbourne VIC 3000
                                    Australia

                          STATEWEST POWER PROPERTY LTD.
                               7-11 Catalano Road
                                   PO Box 1459
                              Canning Vale WA 6155
                                    Australia
                -------------------------------------------------
                       (Name of foreign utility companies)

                           ALLIANT ENERGY CORPORATION
                           222 West Washington Avenue
                            Madison, Wisconsin 53703
                ------------------------------------------------
                   (Name of filing company if filed on behalf
                          of a foreign utility company)

     The Commission is requested to mail copies of all communications relating to this Notification to:

          Barbara J. Swan                    William T. Baker, Jr.
          General Counsel                    Thelen Reid & Priest LLP
          Alliant Energy Corporation         40 West 57th Street
          222 West Washington Avenue         New York, New York 10019
          Madison, Wisconsin 53703

          Alliant Energy Corporation ("Alliant Energy"), a Wisconsin corporation and a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"), as amended, acting on behalf of Infratil Australia Limited ("Infratil Australia"), an Australian company, Southern Hydro Partnership ("Southern Hydro"), an Australian company, and StateWest Power Property Ltd. ("StateWest Power"), an Australian company, hereby notifies the Securities and Exchange Commission (the "Commission") that Infratil Australia, Southern Hydro and StateWest Power each is, and hereby claims status as, a foreign utility company ("FUCO") within the meaning of Section 33 of the 1935 Act.


ITEM 1.   NAME, BUSINESS ADDRESS, FACILITIES AND OWNERSHIP.
          ------------------------------------------------

          The name and business address of the companies claiming FUCO status are as follows:

          Infratil Australia Limited
          Level 25, Eagle Street
          Waterfront Place
          GPO Box 1242
          Brisbane QLD  4001
          Australia

          Southern Hydro Partnership
          Level 13, 500 Collins Street
          Melbourne  VIC  3000
          Australia

          StateWest Power Property Ltd.
          7-11 Catalano Road
          PO Box 1459
          Canning Vale  WA  6155
          Australia

          Alliant Energy is proposing to acquire, indirectly through a subsidiary, a 10% equity interest in Infratil Australia. Infratil Australia is a publicly-held Australian company which, through subsidiaries, owns, operates, manages, and invests in energy projects and other utility-related assets. Queensland Investment Corporation and National Nominees Limited are the only other holders of 5% or more of the outstanding voting securities of Infratil Australia.

          Infratil Australia holds a 50.2% equity interest in Southern Hydro, a peak load generator which uses storage reservoirs to hold water which is then released during peak periods of power consumption. Southern Hydro's business consists of 479 MW of hydro-electric generation from five sites located throughout Victoria, Australia. Contact

Energy (27.7%) and UniSuper (22.1%) are currently the only other major shareholders with 5% or more equity interests in Southern Hydro. Alliant Energy (through a subsidiary), Infratil Australia and UniSuper intend to purchase Contact Energy's 27.7% interest in Southern Hydro. Following completion of such transaction, Infratil Australia, UniSuper and Alliant Energy (or a subsidiary) will own 54.15%; 23.85%; and 22%, respectively, of the equity interests in Southern Hydro.

          Infratil Australia also holds a 50% interest in StateWest Power, which owns and/or operates power stations ranging in size from 10 MW to 50 MW in various locations of Australia. Many of these facilities are located at, and are used to serve, industrial and mining sites. The total installed capability of all power stations currently in service and under construction which are or will be owned and/or operated by StateWest Power is approximately 58MW. The other 50% interest is owned by Stuart Walker Holdings.


ITEM 2.   DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANIES OF INFRATIL AUSTRALIA,
          -----------------------------------------------------------------
          STATEWEST POWER AND SOUTHERN HYDRO.
          ----------------------------------

          The following companies, each of which is a direct or indirect subsidiary of Alliant Energy, are domestic public utility companies and associate companies of Infratil Australia, StateWest Power, and Southern Hydro:
IES Utilities Inc., Interstate Power Company, Wisconsin Power and Light Company and South Beloit Water, Gas & Electric Company (collectively, the "Domestic Utilities"). At present, none of the Domestic Utilities has any relationship with any of the FUCOs identified above.


                         EXHIBIT A. STATE CERTIFICATION.

                                  Inapplicable.


                                    SIGNATURE

          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                        ALLIANT ENERGY CORPORATION


                                        By:  /s/ Barbara J. Swan
                                             -----------------------------------
                                             Barbara J. Swan
                                             Executive Vice President
                                             and General Counsel


Date:  October 13, 1999


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